Exhibit 99.1
Syneron Medical to Report Fourth Quarter and Full Year 2009 Financial Results on February 11, 2010

YOKNEAM, ISRAEL--(Marketwire - January 27, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company and innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices and other laser technologies, today announced that it will release fourth quarter and full year 2009 financial results before market opening on Thursday, February 11, 2010. The earnings release will be available on Syneron's website at www.syneron.com.

Syneron management will host a conference call and a live webcast at 8:30am (ET) on the same day. A question & answer session will follow management's discussion of events in the fourth quarter 2009.

Investors and analysts may participate in the conference call using the following dial-in numbers:

US (toll free): 888-300-2335
International: 719-325-2109

The conference passcode for both is 8041636.

Investors and other interested parties can also access a live webcast of the conference call through the Investor Overview page on Syneron's website at www.syneron.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

Syneron Contacts:

Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
Email: ir@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com
rpellegrino@theruthgroup.com